Brian J. Kearns Chief Financial Officer 9000 State Road Philadelphia, PA 19136

March 14, 2008

Jim B. Rosenberg

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg:

I am providing you with this letter in response to your January 29, 2008 comment letter to Lannett Company.  For your convenience, we included your comments in numerical order along with our corresponding responses.

We trust you will find our responses to your comment letter to be consistent with our desire to best serve Lannett shareholders and the investment community as a whole.

We look forward to working with you to address any additional questions or comments you may have.

Sincerely,

Brian J. Kearns

cc.  Mark Brunhofer

Lannett Company, Inc. 9000 State Road Philadelphia, PA 19136 phone 215-333-9000

Lannett Company, Inc.

January 29, 2008 SEC Comment Letter

Responses as of March 13, 2008

SEC Comment #1

Notwithstanding your April 3, 2006 response to comment six of our February 27, 2006 comment letter in which you indicate that you consider your product right intangible assets to be associated with marketing agreements, please revise your financial statement presentation to reclassify the amortization of these assets to cost of sales. In addition, please revise your MD&A disclosures to discuss your gross margins including the amortization of product rights intangibles and include this amortization in your gross profit disclosed in your selected financial data.  Alternatively, continue to include the parenthetical disclosure within your cost of sales caption indicating that amortization of intangible assets related to products sold is excluded and remove the gross profit caption and subtotal from your statement of operations presentation and conform your MD&A disclosures, accordingly. Please refer to SAB Topic 1l:B.

Lannett Response:

The Company agrees to classify the amortization expense in question as a component of cost of goods sold in future filings with reclassification made to all prior periods presented.

SEC Comment #2

You disclose that:

•      you acquired the remaining 87.5% of Cody Labs in April 2007 in exchange for $11.7 million in loans receivable from Cody Labs and the contingent issuance of 120,000 unregistered shares of your common stock;

•                  you recorded an impairment loss of $7.8 million on the loans receivable on March 31, 2007; and

•      Cody Labs received an FDA warning letter and stopped operations to remediate their facility from August 2006 through February 2007.

Lannett Response:

The following is a timeline to assist in understanding the decision-making surrounding the accounting treatment of Cody Labs:

Third Quarter, Fiscal 2005

March 2005

•                  FDA inspection of Cody Labs results in significant negative FDA observations on Form 483 (report card)

•                  $0 outstanding loans with Cody Labs

•                  During this period, the Company’s only involvement with Cody Labs was through the purchase of pharmaceutical products

Fourth Quarter, Fiscal 2005

•                  $0 outstanding loans with Cody Labs

First quarter, Fiscal 2006

Summer 2005

•                  Cody Labs was selling narcotics API to Lannett and several other pharmaceutical companies such as Medisca (29% of 2005 sales), B&B Pharmaceuticals (15%) and Spectrum Laboratory Products (13%)

•                  Lannett enters loan agreement with Cody Labs to lend $2 million (represented 7% of Cody Labs estimated enterprise value based on discounted cash flow method and market based transaction of comparable asset)

•                  Lannett purchases 12.5% of Cody Labs shares from shareholder (this $500,000 equity investment placed an implied $4 million market value on Cody Labs, however, at this time Lannett management believed Cody Labs was worth $30 million based on a May 2005 acquisition of a similar sized business that held the same DEA import license Cody had applied for and based on a discounted cash flow of expected future Cody Labs business)

Fourth quarter, Fiscal 2006

•                  Cody Labs receives warning letter from FDA indicating operations are not in compliance with current Good Manufacturing Practices (cGMP) and Cody Labs temporarily suspends operations to focus effort on addressing deficiencies (Cody Labs continues as a business during this temporary shut down as evidenced by minimal to no lay off of personnel)

•                  Lannett is engaged as consultant to assist Cody Labs with remediation efforts of cGMP deficiencies (this informal engagement was not a redesign of the Cody Labs business as explained below)

•                  Additional $1.2 million loaned to Cody Labs, total loan amount of $3.2 million (11% of enterprise value)

First quarter, Fiscal 2007

•                  Loan balance increases to $5.9 million after loaning additional $2.7 million (20% of enterprise value)

Second quarter, Fiscal 2007

•                  Lannett and Cody Labs entered into negotiations for Lannett to acquire Cody Labs (since no purchase agreement was executed there was no redesign of Cody Labs business as explained below)

•                  Significant remediation activities at Cody (no redesign)

•                  Loan balance increases to $8.5 million after loaning additional $2.6 million (28% of enterprise value)

Third quarter, Fiscal 2007

•                  Significant remediation activities at Cody (no redesign)

•                  Loan balance increases to $10.5 million after loaning additional $2.0 million (35% of enterprise value)

•                  Lannett recognized $7.8 million impairment on Cody loans based on April valuation.

Fourth quarter, Fiscal 2007

•                  First week of April – Lannett determines that Cody Labs current enterprise value had eroded and was eaten up by loans extended to Cody and therefore decides to discontinue additional funding.

•                  April 9 – Lannett determines that Cody loans are not collectible but the amount of the impairment was not finalized until Lannett secured a valuation of Cody Labs

•                  April 10 – Lannett acquires Cody Labs

•                  May 2007 – FDA inspects Cody Labs and issues relatively minor 483 observations (FDA notification of deficiencies in cGMP)

•                  June 2007 – DEA inspection passes

First quarter, Fiscal 2008

•                  September 2007 – Lannett completes valuation of Cody Labs as of April 10th to be $4.4 million, which closely approximates net fair value of assets received.

•                  Lannett restates 10-Q as of March 31, 2007 to impair the loan

The following table summarizes the loans made to Cody:

Q3 FY 2005 through Q4 FY 2006	prepayments	$1,266,000

	loan amount	cumulative loan
Q1 - FY 2006	$2,000,000	$2,000,000
Q2 - FY 2006	—	2,000,000
Q3 - FY 2006	—	2,000,000
Q4 - FY 2006	1,182,000	3,182,000
Q1 - FY 2007	2,758,000	5,940,000
Q2 - FY 2007	2,589,000	8,529,000
Q3 - FY 2007	1,981,000	10,510,000

SEC Comment #2a

Given your initial 12.5% investment in Cody Labs in July 2005 and your apparent continued funding of their operations during fiscal 2006 and 2007, please explain to us why Cody Labs is not a variable interest entity that you should have consolidated under FIN 46R prior to your acquisition of the remaining 87.5% interest. From your pro forma disclosure on page 28 regarding the acquisition, Cody Labs did not have substantial third party revenues in fiscal 2006 and 2007 and appears to have been operating primarily or substantially for your benefit.

Lannett Response:

Lannett believes that Cody Labs was excluded from treatment under FIN 46(R) due to the “business scope exception” provided in paragraph 4(h) of FIN 46(R).  This paragraph states that:

“An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this provision of this Interpretation, other generally accepted accounting principles should be applied):

(1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.

(2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

(3) The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

(4) The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.”

Specifically:

(1) Lannett did not participate significantly in the design or redesign of Cody Labs.  While the specific definition of “design” or “redesign” may not be found explicitly in FIN46(R), it may be inferred through reference in two sections of that interpretation.  Lannett also referred to the American Heritage Dictionary, which essentially defines business redesign as a change in the reasoned purpose or intent of a commercial enterprise.  For purposes of Lannett’s analysis and concluding treatment, business redesign is defined according to language found in paragraph 7 of FIN46(R) as follows:

A business redesign may have occurred if any of the following take place:

a.               An entity’s governing documents or material contractual arrangements are changed in a manner that changes the nature of the business

b.              The equity investment or some part thereof is returned to the equity investors and other interests become exposed to expected losses of the entity

c.               The entity undertakes additional activities or acquires additional assets, beyond those that were initially anticipated

d.              The entity receives additional equity investment that is at risk, or the entity curtails or modifies its activities in a way that decreases its expected losses

Specifically:

a.               Cody Labs’ governing documents did not change.  There were no material contractual arrangements that changed the nature of the Cody Labs business.

b.              No part of equity investments in Cody Labs was returned to Cody Labs equity investors.  There were no dividends paid or share repurchases made.

c.               Cody Labs did not take on any additional activities or acquire additional assets beyond those that were initially anticipated.  Although Cody Labs did undertake a significant remediation effort as a result of the FDA warning letter, the work that was performed and the costs to perform the work was essentially anticipated at the time of Lannett’s equity investment in Cody Labs.  The information required to anticipate this required work was provided to Cody Labs in the initial FDA 483 notifications.  The FDA warning letter resulted in an acceleration of the work expected to be performed, but not a material change to the nature of the work that was expected to be performed.

d.              Cody Labs did not receive additional equity investment that was at risk.  The additional loans to Cody Labs were not equity and were not subordinated to any other debt.  Cody Labs did not curtail or modify its activities in a way that decreased its expected losses.  Although Cody Labs did suspend operations pending remediation of the FDA warning letter issues, this remediation did not result in decreased losses.

In addition, although paragraph 5 of FIN46(R) specifically relates to when an entity should be subject to consolidation if it is determined to be a variable interest entity, we conclude that some of the language in this paragraph may be indicative of a business redesign as well.  First, the total equity at risk at Cody Labs was initially sufficient to fund the business operations and did not decrease since the initial equity investment.  As previously discussed, there were no dividends and no repurchases of Cody Labs shares.  Second, the equity holders as a group maintained all characteristics of controlling financial interest.  The equity holders had all rights to make decisions about all business activities.  The equity holders had the obligation to absorb the expected losses of the entity and they had the right to receive all expected residual returns of the entity.  Third, the voting rights of the equity investors were directly proportional to the obligations to absorb the expected losses of the entity.

(2) Cody Labs was not designed so that substantially all of its activities involve or are conducted on behalf of Lannett. While Lannett represented approximately 30% of Cody Labs’ sales in the year preceding the equity investment and roughly 50% in the year of the investment, this sales mix does not rise to the level of substantially all.  At the time of the equity investment, Cody Labs projections indicated that Lannett was expected to be roughly 35% of Cody sales in 2006.  Additionally, Cody Labs did not perform any work for Lannett that they would not perform for another customer upon request.  It should be noted that the pro forma disclosure in the Form 10-K appears as it does because, during the shut-down period which spans the majority of Lannett’s fiscal year ended June 30, 2007, Cody Labs was not selling product to any third parties, including Lannett.

(3) Lannett did not provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support for Cody Labs.  While the fair value of the equity invested in Cody Labs was not readily determinable, a conservative position would be to refer to the book value of the equity of approximately $3 million at the time of the equity investment as a proxy for Cody Labs equity value.  This book value amount is significantly less than management’s belief at the time that Cody Labs was worth roughly $30 million and possibly more upon receipt of the expected DEA importing license.  Lannett’s $2 million loan was not subordinated debt since it was backed by all assets of Cody Labs.  Lannett’s $500,000 equity investment was less than 20% of book value and significantly less as a percentage of management’s estimate of the enterprise value at the time of the investment.  Therefore, Lannett did not provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support based on an analysis of the fair values of the interests in Cody Labs.

(4) Cody had no involvement in securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

Prior to Lannett’s equity investment, Cody Labs received an unfavorable report from the FDA citing several violations of current Good Manufacturing Practices (“cGMP”).  These “483” observations cited by the FDA were provided to Cody Labs in March 2005.  Lannett was aware of these 483 observations prior to making the 12.5% equity investment in Cody Labs.  Lannett viewed the 483 observations as serious in nature, but something that could be corrected over time with appropriate resources.  The nature of the 483 observations did not discourage Lannett’s investment in Cody Labs.

In the summer of 2005, Cody Labs was selling products to Lannett as well as several other third parties including Medisca (29% of 2005 sales), B&B Pharmaceuticals (15%)

and Spectrum Laboratory Products.  Lannett sales made up roughly one third of the total Cody business at the time of the 12.5% equity investment and increased to roughly half total Cody Labs sales at one point in 2005.  Immediately preceding the FDA warning letter, Cody Labs’ forecast expected Lannett to represent roughly one third 2006 projected sales.  There was never a business plan for Cody Labs to operate primarily for the benefit of Lannett.  Cody Labs management and Lannett management always understood and expected that third party sales would continue and increase where possible.

In April 2006, Cody Labs received an FDA warning letter citing additional concerns of Cody Labs failure to comply with cGMP.  Lannett management agreed to provide informal advisory services to assist Cody Labs remediation of deficiencies.  No formal consulting agreement was ever signed, but there were verbal agreements that Lannett would assist Cody Labs where practical.  There was a verbal agreement whereby Cody Labs would reimburse Lannett for the fully burdened expenses of such consulting efforts plus a reasonable, although undefined profit, in the event that Cody Labs were to sell the company to a third party and discontinue any relationship with Lannett.

Cody Labs management determined the most appropriate course of action was to temporarily discontinue the manufacture of all products until FDA remediation was complete.  During the time between the FDA warning letter and Lannett’s April 10th acquisition, Cody Labs did not conduct any significant manufacturing operations for Lannett or any other third party.  The focus of Cody Labs efforts was on FDA remediation.

In October 2006, Lannett and Cody Labs negotiated a purchase agreement whereby Lannett would acquire all outstanding Cody Labs stock for $3 million cash upon closing plus an earnout of Lannett shares with a value of an additional $6 million at the time.  This negotiation assumed that upon closing of the transaction Cody Labs would get partial benefit from the expected value of the importing license prior to the granting of the license, but not full value.  Lannett would then get the upside of the actual license upon grant, which was expected to establish the value of Cody Labs at roughly $30 million. This purchase agreement was never executed as both parties ultimately agreed that it would adversely impact the pending import license grant to Cody Labs.  Although these negotiations indicated an initial intent of the parties to engage in a mutually beneficial transaction, the actual agreement was not executed.  Lannett determined that since the legal obligation to combine entities did not result from these negotiations and since there were no explicit or implicit obligations to perform any specific future duties there was no triggering event resulting from these inconclusive negotiations that would have required a reconsideration of the business scope exception related to Cody Labs’ variable interest status.

In late 2006 and early 2007 Lannett provided additional cash advances to Cody Labs to further remediation efforts with the goal of near term FDA compliance.  Lannett management was hopeful that these advances might translate into some form of strategic alliance with Cody Labs in the future, but there was no guarantee either written or verbal that such raw material sourcing benefit would ever materialize.  These additional cash advances included mutual agreement that they would fall under the scope and terms of the original $2 million loan.  These additional advances were backed by all assets of

Cody Labs and were not subordinated to any other debt.  The lack of proper documentation for these non-routine transactions was disclosed as a material weakness in Lannett’s Annual Report on Form 10-K filed on October 9, 2007.

As of December 31, 2006, Lannett had made additional advances of $6.5 million that were supported by the total asset value on Cody Labs’ December 31, 2006 balance sheet of $7.0 million.  Furthermore, at this time management continued to believe that Cody Labs’ enterprise value had potential to be well above the total asset value, if the remediation efforts were completed and the expected DEA importing license was granted near term.  As additional months passed, Lannett management became discouraged by the delays in remediation and lack of progress in securing the DEA importing license.

By March 2007, Cody Labs management was not achieving expected timelines to achieve results in a timely manner.  Lannett decided it needed to gain control of the business in order to make effective the needed corrective actions and maximize value of Cody Labs.

Lannett management determined that $7.8 million of the loans, advances and prepayments were impaired as of the March 31, 2007 quarterly report filed on Form 10-K.  This impairment charge reflected the difference between the total amounts advanced and the fair value of the net assets of Cody Labs at the April 10, 2007 acquisition date.

In conclusion, Lannett believes that Cody Labs was excluded from treatment under FIN 46(R) due to the “business scope exception” provided in paragraph 4(h) of FIN 46(R).  Furthermore, Lannett believes there was no required triggering event that would lead to a reconsideration of the business scope exception under paragraph 4(h) of FIN 46R prior to the April 10, 2007 acquisition date.

SEC Comment #2b

Under the accounting that you have applied to Cody Labs, please explain to us why it was appropriate to restate your March 31, 2007 Form 10-Q to record your loan receivable impairment as of March 31, 2007 rather than at an earlier date such as when the advances were made, given the apparent FDA manufacturing issues being experienced by Cody Labs. Please reference for us separately the authoritative literature you rely upon to support your accounting. Please also provide us reference to disclosure identifying the filing(s) where you disclosed the reasonably likely impairment for the loans receivable from the date of your acquisition of the 12.5% interest of Cody Labs in July 2005 until you restated the financial statements. If you did not make this disclosure, tell us why with reference to Financial Reporting Codification Section 501.02

Lannett Response:

Lannett restated the March 31, 2007 Form 10-Q to record an impairment of the loan receivable from Cody Labs as of that date.  At that time, the Cody Labs outstanding loan was considered a troubled debt restructuring because it was expected to result in a transfer of equity interest in full settlement of the debt.  Lannett referred to guidance in SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” as well as SFAS 114, “Accounting by Creditors for Impairment of a Loan” to arrive at this conclusion.  Lannett received an equity interest in Cody Labs on April 10, 2007 as settlement of the debt, which directly corresponds to the referenced guidance.  Lannett recorded the impairment as of March 31, 2007.  SFAS 15, paragraph 28 guides creditors to record the receipt of an equity interest as any other asset by recording the investment at its fair value and recognizing a loss equal to the difference between the fair value of the equity interest and the amount of the receivable.

Lannett ultimately determined that it was appropriate to restate its March 31, 2007 Form 10-Q after having both fully vetted the timing issue of the impairment and having completed its valuation analysis of Cody Labs.  Both of these events took place in the first quarter of fiscal 2008.  Prior to the more detailed analysis of the issue, Lannett’s position was that the impairment did not occur until the acquisition of Cody Labs was consummated in the forth quarter of fiscal 2007, and accordingly there was no need to restate.  The exact amount of the impairment was not known until Lannett completed its valuation analysis.  Lannett restated and disclosed the impairment within one week of reaching the conclusion that a restatement was appropriate.

Additional background may be helpful in understanding the facts and circumstances leading up to this impairment of the loan receivable.

In July 2005, Lannett made the initial loan to Cody Labs of $2 million.  The company at that time was selling API materials to Lannett and other companies.  During the quarter ended June 30, 2006, the loan increased to nearly $3.2 million, when an additional $1.2 million was loaned to Cody.  At that date, Lannett evaluated the outstanding advances and considered the loan amount to be well below the $30 million estimate of Cody Labs enterprise value based on a discounted cash flow and comparable market based asset transaction.  Therefore, no reserve was considered necessary.  Cody Labs received a deficiency notice from the FDA in this quarter, and Cody Labs’ management made a decision to cease production activities until the FDA comments were addressed.  Cody Labs’ management was certain that remediation would return the company to compliance.  Lannett viewed the FDA observations as serious in nature, but as issues that could be corrected over time with the appropriate resources.  Cody Labs had experienced scientists and management that were capable of running a business and addressing the FDA issues.  Lannett management decided not to impair the loan at this time based on the expectation that FDA remediation efforts would be short term in nature and allow Cody Labs to resume operations relatively near term.  This decision was also based on the expectation that all loans would be collected and the fact that contractual terms of the loan continued to be met.

For the quarter ended September 30, 2006, the loan balance increased to $5.9 million, primarily due to their needs for funding to improve their production facilities.  During this quarter, Cody Labs started addressing issues from the FDA deficiency notice.  Management at Cody assured Lannett that Cody Labs would be operational in a few months.  Lannett did not consider the loan to be impaired at that time, due to the short time frame needed to make the improvements and the fact the contractual terms of the loan continued to be met.  Lannett continued to view the outstanding loan balance as a relatively small percentage of Cody’s estimated overall $30 million enterprise value.

At December 31, 2006, the loan had increased to $8.5 million.  The total amount outstanding was still reasonable to expect full repayment based on management’s expectations for the business.  Management continued to believe that Cody Labs was worth well more than $8.5 million funding advanced to Cody Labs based on its valuation of Cody Labs’ enterprise value at $30 million.  This belief was supported by three separate valuation methodologies.  First, Cody Labs’ base active pharmaceutical ingredients business was capable of generating $5-$7 million sales and $3-$4 million cash flow per year shortly after FDA re-approved its manufacturing site for production.  Management believed it was reasonable to assume a 10 multiple on cash flow that would result in a business valuation in the range of $30-$40 million.  Second, at that time there were also discussions on the increased likelihood of Cody Labs securing the pending DEA importing license that could potentially add significant value to the business combination.  These discussions involved the potential of Lannett being able to secure possibly 5-10% of certain competitors more than $1 billion market share of active pharmaceutical ingredient and finished dosage form narcotics market, although it was acknowledged that this business build up would require significant additional funding, strategic planning and proper execution.  Third, in May 2005, around the same time that Lannett made the initial loan to Cody Labs, Siegfried Group, a global pharmaceutical manufacturer, acquired Penick Corporation for $30 million.  It was management’s understanding that at the time of the acquisition, Penick Corporation was a non operating shell company that owned several controlled substance formulas, a dilapidated building on a superfund site and one of four then existing DEA issued importing licenses for primary raw materials required in the production of controlled substances.  It was management’s belief that the majority, if not all, of the consideration paid for Penick was related to the importing license since the business was shut down and non operational at the time of the acquisition.  Management believed this transaction established a market value for a DEA importing license at roughly $30 million.

The possibility that a competing company might invest in or purchase Cody Labs was widely discussed and considered a reasonable possibility at this time, given the competitive nature and recent consolidations in the drug industry.  Specifically, Lannett management became aware of discussions between Cody Labs and Sun Pharmaceuticals, a company that was expressing interest in becoming more involved in the controlled substances market.  In early 2007, production was ready to begin since most of the remediation had been completed.  Cody Labs was waiting for a follow up inspection from the FDA in order to ensure that all of the FDA comments had been satisfied prior to resuming manufacturing operations.  In an effort to get up and running, Cody Labs secured legal assistance to contact and convince the FDA to re inspect their facility as quickly as possible.  It was expected that these efforts would result in a near term FDA inspection and subsequent resumed operations.

Therefore, as of December 31, 2006, there was a reasonable expectation that Lannett would receive full consideration for all outstanding loans to Cody Labs at that time.

During the quarter ended March 31, 2007, Lannett loaned an additional $2 million, bringing the total loan up to $10.5 million.  Cody still had not received a follow up inspection from the FDA.  Lannett initially concluded the timing of the impairment did not occur until the fiscal fourth quarter of 2007 (quarter ended June 30, 2007).  Upon further study and analysis, management determined that essentially the same facts and circumstances existed as of March 31, 2007, which therefore warranted the restatement.  Lannett restated Form 10-Q as of March 31, 2007 to record the impairment as of that date.  The estimate of the value of Cody Labs was concluded to be $4.4 million, which approximated the net assets of the company.

During April 2007, Lannett management decided it was unreasonable to continue loaning money to Cody Labs.  A purchase agreement was signed which allowed Lannett to take over the remaining stock in Cody Labs in exchange for forgiveness of the debt plus a contingent earnout upon receipt of the DEA importing license.  In a subsequent period, Lannett concluded that the enterprise value of Cody Labs was only $4.4 million.  This lower valuation was reached after the acquisition agreement was signed on April 10, 2007.  Lannett did not initially impair the loan prior to the quarter ended March 31, 2007 because Lannett was assured that a return to production was imminent, and Cody Labs would begin selling drugs that would provide operating capital.  After the $4.4 million valuation was determined in September 2007, Lannett recorded the impairment of the loan as a restatement of the quarter ended March 31, 2007.

As of each quarter end, management evaluated the collectability of the loans to Cody Labs, and concluded each time that the loans were collectable.  The decision considered the value of Cody Labs, both on a future expected cash flow basis and on a net asset basis.  Additionally, Cody Labs had been selling pharmaceutical products to several companies throughout its history, and Cody Labs’ management was highly confident that after remediation they would resume selling to these companies in addition to Lannett.

Lannett disclosed in the Form 10-Q as of September 30, 2006 and December 31, 2006 notes to the financial statements that “Management currently believes this loan is fully collectible.  In the event of a default on the loan, the Company would be able to liquidate the net assets of the Borrower.  However, there is no guarantee that the net assets of the Borrower will be sufficient to allow the full repayment of the existing loan.  In the event that some or the entire loan is deemed uncollectible, a reserve will be established to recognize the amount considered uncollectible.”

Based upon disclosure already made, the Company believes it is in compliance with Section 501.02 of the Financial Reporting Codification.

SEC Comment #2c

Please explain to us why you did not allocate any of the purchase price for Cody Labs to intangible assets. Please reference the authoritative literature you rely upon to support your accounting.

Lannett Response:

Lannett followed guidance in SFAS 141, “Business Combinations” paragraph 37, assigning amounts to assets acquired.  However, since there were no separately identifiable intangibles or excess purchase price which would result in Goodwill related to the acquisition of Cody Labs, no such assets were recorded at the acquisition date.  A customer list of Cody Labs had no value once the company stopped operations for FDA remediation, and existing customers were obtaining their products from alternate suppliers.  Also, the DEA import license for which the company applied had no value because the license had not, and still has not, been granted by the DEA.

Management applied the accounting treatment according to SFAS 141 “Business Combinations,” paragraphs 5 and 6, and recognized only the net assets as the purchase price Paragraph 5 of SFAS 141 reads as follows:

“Like other exchange transactions generally, acquisitions are measured on the basis of the fair values exchanged. In exchange transactions, the fair values of the net assets acquired and the consideration paid are assumed to be equal, absent evidence to the contrary. Thus, the “cost” of an acquisition to the acquiring entity is equal to the fair values exchanged and no gain or loss is generally recognized.”

Paragraph 6 continues,

“Exchange transactions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable (Opinion 16, paragraph 67).”

Lannett has applied this guidance and has therefore measured the acquisition price as net assets received in the exchange.

SEC Comment #2d

Please revise your disclosure in MD&A to clarify whether the FDA has reviewed the remediation efforts at Cody Labs and whether production operations have resumed. In this regard, it appears from your identification of Cody Labs in the “Validated Pharmaceutical Capabilities” section of Business on page 7 that Cody Labs is currently operating under FDA approval.

Lannett Response:

The FDA reported observations of noncompliance at Cody Labs in previous years. In May of 2007, the FDA inspected Cody Labs and reported only one relatively minor comment in their 483 letter (report card).  Cody and Lannett management concluded from this relatively minor comment that production was able to resume.  Lannett reported that

Cody Labs is part of our Validated Pharmaceutical facilities, which was accurate as of June 30, 2007 since remediation work was completed by May 2007.

Lannett is proposing to improve future MD&A disclosure by describing the Cody completion of remediation and including the statement that production has resumed.  We are proposing the following to be added to the Liquidity section of future MD&A:

“Cody Labs has resumed production after addressing comments received by the FDA related to current Good Manufacturing Practices (cGMP).  The most recent FDA comment letter on Cody Labs’ cGMP was received in May 2007, and that letter contained relatively minor comments.  Cody Labs resumed production upon receipt of that comment letter.”

SEC Comment #2e

Your disclosure here as well as in other portions of your filing makes reference to the use of an independent valuation specialist in connection with your purchase accounting for Cody Labs. While you are not required to make these references, when you do, you must also disclose the name of the independent specialist. In addition, as you incorporate by reference this disclosure into 1933 Securities Act filings, you need to include the consent of the independent specialist in those ‘33 act filings.

Lannett Response:

In the June 30, 2007 10-K, within the MD&A section titled “Results of Operations – Fiscal 2007 compared to Fiscal 2006,” we made the following disclosure:

“Upon acquisition, the fair value of Cody’s assets was added to the Company’s Consolidated Balance Sheets, and the results of operations were included in the Consolidated Statements of Operations from the acquisition date forward.  Fair value was determined using an independent valuation firm.  Due to the fact that most of the value of Cody consisted of physical assets that were recently acquired as part of the remediation, the fair value closely approximated the book value of net assets.  In accordance with the Financial Accounting Standards Board Statement No. 141, “Business Combinations,” measurement is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.”

Lannett management is proposing the following language to be included in the March 31, 2008 Form 10-Q: “Management concluded that Cody Labs had a fair value of $4,438,000 after analyzing forecasted cash flows in addition to the net tangible assets of Cody Labs.”

SEC Comment #2f

Please revise your disclosure to clarify what license from a regulatory agency must be received in order to trigger the issuance of 120,000 shares of your common stock. In this regard, please clarify whether this license represents the manufacturing approval of Cody Labs by the FDA that appears to have been received as indicated on page 7.

Lannett Response:

The paragraph in Note 12 to the financial statements, “Acquisition of Cody Laboratories, Inc” states “In accordance with the agreement, the closing date consideration was $4,438,000 which was offset against the impaired loans and payables which totaled $11,730,000, plus 120,000 shares of unregistered common stock of the Company.  Issuance of the unregistered shares is contingent upon the receipt of a license from a regulatory agency.”  This reference to the regulatory agency will be further disclosed in the March 31, 2008 Form 10-Q to state “contingent upon the receipt of an import license granted by the Drug Enforcement Agency.”

SEC Comment #2g

Please revise your disclosure to indicate how you will account for the contingent issuance of 120,000 shares of your common stock in the Cody Labs acquisition. Also, please disclose how you consider these shares in your earnings per share computation. Please reference for us separately the authoritative literature you rely upon to support your purchase and earnings per share accounting.

Lannett Response:

In accordance with paragraph 51(f) of SFAS 141, Business Combinations, the Company’s March 31, 2008 Form 10-Q will include the following language.

“In the event the contingency is satisfied and the 120,000 shares of unregistered common stock are issued, the Company will record an intangible asset related to the acquisition of drug import license.

In accordance with SFAS 128, Earnings per Share (SFAS 128), the Company has properly excluded the contingent unregistered shares from the basic and diluted earnings per share calculation for the year ended June 30, 2007.

Related to basic earnings per share, the Company cites paragraph 10 of SFAS 128.  Paragraph 10 of SFAS 128 reads as follows.

“10. Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). Outstanding common shares that are contingently returnable (that is, subject to recall) shall be treated in the same manner as contingently issuable shares.(5)

(5) Thus, contingently issuable shares include shares that (a) will be issued in the future upon the satisfaction of specified conditions,

(b) have been placed in escrow and all or part must be returned if specified conditions are not met, or (c) have been issued but the holder must return all or part if specified conditions are not met.”

Since this contingency was not met during the year ended June 30, 2007, it is properly excluded from basic earnings per share.

Related to diluted earnings per share, paragraph 30 of SFAS 128 is applicable and it reads as follows:

“30. Shares whose issuance is contingent upon the satisfaction of certain conditions shall be considered outstanding and included in the computation of diluted EPS as follows:

a. If all necessary conditions have been satisfied by the end of the period (the events have occurred), those shares shall be included as of the beginning of the period in which the conditions were satisfied (or as of the date of the contingent stock agreement, if later).

b. If all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period (for example, the number of shares that would be issuable based on current period earnings or period-end market price) and if the result would be dilutive. Those contingently issuable shares shall be included in the denominator of diluted EPS as of the beginning of the period (or as of the date of the contingent stock agreement, if later).(18)

(18) For year-to-date computations, contingent shares shall be included on a weighted-average basis. That is, contingent shares shall be weighted for the interim periods in which they were included in the computation of diluted EPS.”

The Company’s unregistered contingent shares do not meet the requirements of paragraph 30(a).  With respect to paragraph 30(b), the issuance of additional contingent shares would be anti-dilutive and therefore are properly excluded from the diluted earnings per share at June 30, 2007.